UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

Dover Downs Gaming & Entertainment, Inc.

(Name of Issuer)
Common Stock, par value $0.10 per share

(Title of Class of Securities)
260095104

(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 260095104	SCHEDULE 13G/A	Page 2 of 10 Pages

1		NAME OF REPORTING PERSONS Gates Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 shares of Common Stock
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares of Common Stock
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12		TYPE OF REPORTING PERSON IA, PN

CUSIP No. 260095104	SCHEDULE 13G/A	Page 3 of 10 Pages

1		NAME OF REPORTING PERSONS Gates Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 shares of Common Stock
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares of Common Stock
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12		TYPE OF REPORTING PERSON OO

CUSIP No. 260095104	SCHEDULE 13G/A	Page 4 of 10 Pages

1		NAME OF REPORTING PERSONS Gates Capital Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 shares of Common Stock
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares of Common Stock
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12		TYPE OF REPORTING PERSON CO

CUSIP No. 260095104	SCHEDULE 13G/A	Page 5 of 10 Pages

1		NAME OF REPORTING PERSONS Jeffrey L. Gates
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 shares of Common Stock
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares of Common Stock
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12		TYPE OF REPORTING PERSON IN

CUSIP No. 260095104	SCHEDULE 13G/A	Page 6 of 10 Pages

Item 1.	(a) Name of Issuer

Dover Downs Gaming & Entertainment, Inc.

(b) Address of Issuer’s Principal Executive Offices

1131 North DuPont Highway, Dover, Delaware 19901

Item 2.	(a) Name of Person Filing

This Statement is filed by each of the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

(i) Gates Capital Management, L.P., a Delaware limited partnership ("Gates Capital"), with respect to the shares of Common Stock held by certain funds as to which Gates Capital serves as investment manager (the "Gates Capital Funds");

(ii) Gates Capital Management GP, LLC, a Delaware limited liability company ("the General Partner"), which is the general partner of Gates Capital, with respect to the shares of Common Stock directly held by the Gates Capital Funds;

(iii) Gates Capital Management, Inc., a Delaware corporation ("the Corporation"), is the managing member of the General Partner, with respect to the shares of Common Stock directly held by the Gates Capital Funds; and

(iv) Jeffrey L. Gates, a United States citizen, who serves as the President of the Corporation, with respect to the shares of Common Stock directly held by the Gates Capital Funds.

(b) Address of Principal Business Office or, if none, Residence

The address of the principal business office of each of the Reporting Persons is c/o Gates Capital Management, L.P., 1177 Avenue of the Americas, 46th Floor, New York, New York 10036.

(c) Citizenship

(i) Gates Capital - a Delaware limited partnership

(ii) The General Partner - a Delaware limited liability company

(iii) The Corporation - a Delaware corporation

(iv) Jeffrey L. Gates - a United States citizen

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

(d) Title of Class of Securities

Common Stock, par value $0.10 per share

(e) CUSIP No.:

260095104

CUSIP No. 260095104	SCHEDULE 13G/A	Page 7 of 10 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 260095104	SCHEDULE 13G/A	Page 8 of 10 Pages

Item 4. Ownership

The percentage set forth this Schedule 13G/A is calculated based upon the 17,990,997 shares of Common Stock issued and outstanding as of October 26, 2015 as disclosed in the Company's Quarterly Report for the quarterly period ended September 30, 2015 on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2015.

 The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

Item 5. Ownership of Five Percent or Less of a Class

X

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 260095104	SCHEDULE 13G/A	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:February 16, 2016

Gates Capital Management, L.P.
By: Gates Capital Management GP, LLC, its general partner
By: Gates Capital Management, Inc., its managing member

By:	/s/ Jeffrey L. Gates
	Name:	Jeffrey L. Gates
	Title:	President

Gates Capital Management GP, LLC
By: Gates Capital Management, Inc., its managing member

By:	/s/ Jeffrey L. Gates
	Name:	Jeffrey L. Gates
	Title:	President

Gates Capital Management, Inc.

By:	/s/ Jeffrey L. Gates
	Name:	Jeffrey L. Gates
	Title:	President

By:	/s/ Jeffrey L. Gates
Jeffrey L. Gates

CUSIP No. 260095104	SCHEDULE 13G/A	Page 10 of 10 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G/A is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G/A shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: February 16, 2016

Gates Capital Management, L.P.
By: Gates Capital Management GP, LLC, its general partner
By: Gates Capital Management, Inc., its managing member

By:	/s/ Jeffrey L. Gates
	Name:	Jeffrey L. Gates
	Title:	President

Gates Capital Management GP, LLC
By: Gates Capital Management, Inc., its managing member

By:	/s/ Jeffrey L. Gates
	Name:	Jeffrey L. Gates
	Title:	President

Gates Capital Management, Inc.

By:	/s/ Jeffrey L. Gates
	Name:	Jeffrey L. Gates
	Title:	President

By:	/s/ Jeffrey L. Gates
Jeffrey L. Gates